This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

April 18, 2006

Item 3: Press Release

A Press release dated and issued April 18, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska completes its non-brokered flow-through private placement.

Item 5: Full Description of Material Change

Vancouver, BC – April 18, 2006.  CanAlaska Ventures Ltd. (the “Company”) is please to announce that further to its news release of March 30, 2006, the Company has now completed its non-brokered flow-through private placement and accordingly has issued 4,893,000 units at a price of $0.55 per unit for gross proceeds of $2,691,150.

Each unit consisted of one flow-through common share in the capital of the Company and one-half of one non flow-through, non transferable share purchase warrant (the “Warrant”), each whole Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company until April 11, 2007 at a purchase price of $0.65 per Warrant Share.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on August 12, 2006.

The proceeds from the private placement will be used for exploration of the Company’s uranium properties in the Athabasca Basin and for general working capital purposes.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____April 18, 2006_______________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity